  EXHIBIT 16.1

August 25, 2021

Securities and Exchange Commission 100 F Street

Washington, D.C. 20549

Ladies and Gentlemen:

We are the former independent accountants for Qiansui International Group Co. Ltd. (the "Company"). We have been furnished with a copy of the Company's Amendment No.1 to Form 8-K disclosing our dismissal as independent public accountants of the Company.

We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent accountants by the Company.

Yours very truly,

 /s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada